SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13D)

Under the Securities Exchange Act of 1934

Alterra Capital Holdings Limited

(Name of Issuer)
Common Shares, Par Value $1.00 per share

(Title of Class of Securities)
G0229R 108

(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862−2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Trident III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,388,369
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 12,388,369
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,388,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) ** 10.0%***
14.	Type of Reporting Person (See Instructions) PN

*
Disposition of Common Shares is limited by the terms of the Lock-Up Agreement among Trident III, L.P., Trident III Professionals Fund, L.P. and the Issuer until November 8, 2010 (See the disclosure in Item 6 to this Statement on Schedule 13D).

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

***
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Trident III Professionals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,153
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 301,153
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) ** 0.2%
14.	Type of Reporting Person (See Instructions) PN

*
Disposition of Common Shares is limited by the terms of the Lock-Up Agreement among Trident III, L.P., Trident III Professionals Fund, L.P. and the Issuer until November 8, 2010 (See the disclosure in Item 6 to this Statement on Schedule 13D).

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Trident Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,388,369
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 12,388,369
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,388,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ** [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.0%***
14.	Type of Reporting Person (See Instructions) PN

*
Disposition of Common Shares is limited by the terms of the Lock-Up Agreement among Trident III, L.P., Trident III Professionals Fund, L.P. and the Issuer until November 8, 2010 (See the disclosure in Item 6 to this Statement on Schedule 13D).

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

***
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Stone Point GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,153
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 301,153
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ** [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

*
Disposition of Common Shares is limited by the terms of the Lock-Up Agreement among Trident III, L.P., Trident III Professionals Fund, L.P. and the Issuer until November 8, 2010 (See the disclosure in Item 6 to this Statement on Schedule 13D).

**	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

CUSIP No. G0229R 108
1.	Names of Reporting Persons. Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,689,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,689,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) * 10.2%**
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the foregoing percentage is based on 119,660,589 Common Shares outstanding as of May 12, 2010 as disclosed in the Issuer’s Current Report on Form 8-K filed on May 14, 2010.

**
Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of Alterra Capital Holdings Limited, subject to certain provisions of Alterra Capital Holdings Limited’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in Alterra Capital Holdings Limited’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to voting common shares of Alterra Capital Holdings Limited, a Bermuda exempted company (the “Issuer”), par value $1.00 per share (“Common Shares”).  The address and principal office of the Issuer is Max House, 2 Front Street, Hamilton, HM 11, Bermuda.

Item 2.    Identity and Background

This Schedule is filed jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident Capital III, L.P. (“Trident GP”), Stone Point GP Ltd. (“Trident PF GP”), Trident III, L.P. (“Trident III”), Trident III Professionals Fund, L.P. (“Trident III PF” and, together with Trident III, the “Stone Point Partnerships” and, together with Stone Point, Trident GP and Trident PF GP, the “Reporting Persons”).

The sole general partner of Trident III is Trident GP.  As the general partner of Trident III, Trident GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III.  The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are also members of Stone Point (James D. Carey, Charles A. Davis, Meryl D. Hartzband and David Wermuth).  The Investment Committee of Trident GP consists of James D. Carey, Charles A. Davis, Stephen Friedman and Meryl D. Hartzband.

The sole general partner of Trident III PF is Trident PF GP.  As the general partner of Trident III PF, Trident PF GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III PF.  The directors of Trident PF GP are Messrs. Carey, Davis and Wermuth and Ms. Hartzband.

Trident III PF co-invests with Trident III.  The manager of Trident III and Trident III PF is Stone Point, and the members of Stone Point are James D. Carey, Charles A. Davis, Stephen Friedman, Meryl D. Hartzband, David Wermuth and Nicolas D. Zerbib.  In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise voting rights with respect to securities of the Issuer that are held by Trident III and Trident III PF, respectively, but does not have any power with respect to the disposition of securities of the Issuer that are held by Trident III or Trident III PF.

Stone Point is a Delaware limited liability company and its principal business is serving as the manager of private equity funds, including Trident III and Trident III PF.  Trident GP is a Cayman Islands limited partnership whose principal business is serving as the sole general partner of Trident III.  Trident PF GP is a Cayman Islands limited company whose principal business is serving as the sole general partner of Trident III PF.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities of companies operating in the financial services industry.  The registered office of each of the Stone Point Partnerships, Trident GP and Trident PF GP is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands.  The registered office of Stone Point is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point, each general partner of Trident GP, each member of the Investment Committee of Trident GP and each director of Trident PF GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference thereto.

On December 15, 2005, in connection with the initial capitalization of Harbor Point Limited (“Harbor Point”), (a) Trident III (i) purchased 1,946,747 Class A voting common shares, par value $1.00 per share, of Harbor Point (“Harbor Point Common Shares”) for an aggregate purchase price of $194,674,700 and (ii) was issued a warrant to acquire approximately 4.342% of the aggregate number of outstanding Harbor Point Common Shares calculated on a fully diluted basis, subject to adjustment pursuant to the terms of such warrant (the “2005 Trident III Warrant”) and (b) Trident III PF (i) purchased 53,253 Harbor Point Common Shares for an aggregate purchase price of $5,325,300 and (ii) was issued a warrant to acquire approximately 0.119% of the aggregate number of outstanding Harbor Point Common Shares calculated on a fully diluted basis, subject to adjustment pursuant to the terms of such warrant (the “2005 Trident III PF Warrant”).

On May 15, 2006, the warrant percentages of the 2005 Trident III Warrant and the 2005 Trident III PF Warrant were amended to be 4.328% and 0.118% respectively, subject to adjustment pursuant to the terms of such warrants.

On July 10, 2008, Harbor Point, Trident III, Trident GP and certain other parties entered into an agreement (the “2008 Agreement”) pursuant to which Trident III agreed to (a) purchase from Harbor Point 241,435 Harbor Point Common Shares for an aggregate purchase price of $24,143,500 and (b) subscribe for a warrant to acquire approximately 0.537% of the aggregate number of outstanding Harbor Point Common Shares calculated on a fully diluted basis, subject to adjustment pursuant to the terms of such warrant (the “2008 Trident III Warrant”).  On October 1, 2008, Trident III completed the purchase of Harbor Point Common Shares and was issued the 2008 Trident III Warrant.

On March 3, 2010, Harbor Point, the Issuer (formerly known as Max Capital Group Ltd.) and Alterra Holdings Limited (“Alterra Holdings”), a direct, wholly owned subsidiary of the Issuer, entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) providing for the amalgamation of Harbor Point and Alterra Holdings (the “Amalgamation”).  The Amalgamation became effective on May 12, 2010 and, immediately following the consummation of the Amalgamation, the Issuer changed its name from “Max Capital Group Ltd.” to “Alterra Capital Holdings Limited.”

At the effective time of the Amalgamation, pursuant to the terms of the Amalgamation Agreement, each issued and outstanding Harbor Point Common Share was automatically converted into the right to receive 3.7769 Common Shares.  As a result of such conversion, (a) Trident III acquired 8,264,544 Common Shares and (b) Trident III PF acquired 201,131 Common Shares.

As a result of the Amalgamation, the terms of (a) the 2005 Trident III Warrant provided that the number of Harbor Point Common Shares for which the 2005 Trident III Warrant and 2008 Trident III Warrant were exercisable in the aggregate became fixed at 1,091,854.67 Harbor Point Common Shares and (b) the 2005 Trident III PF Warrant provided that the number of Harbor Point Common Shares for which the 2005 Trident III PF Warrant was exercisable became fixed at 26,482.81.  Additionally, pursuant to the terms of the Amalgamation Agreement and the terms of each of the 2005 Trident III Warrant, the 2005 Trident III PF Warrant and the 2008 Trident III Warrant, at the effective time of the Amalgamation, each of the 2005 Trident III Warrant, the 2005 Trident III PF Warrant and the 2008 Trident III Warrant was converted into a warrant to purchase Common Shares equal to the product of the number of Harbor Point Common Shares subject to such warrant immediately prior to the effective time of the Amalgamation and 3.7769 (the product being rounded down, if necessary, to the nearest whole share) on substantially similar terms to the 2005 Trident III Warrant, the 2005 Trident III PF Warrant and the 2008 Trident III Warrant, respectively.  Consequently, at the Effective Time of the Amalgamation, (i) the 2005 Trident III Warrant and 2008 Trident III Warrant were converted into a warrant to purchase in the aggregate 4,123,825 Common Shares at a purchase price of $26.48 per share and (ii) the 2005 Trident III PF Warrant was converted into a warrant to purchase 100,022 Common Shares at a purchase price of $26.48 per share, in each case, subject to anti-dilution adjustments pursuant to the terms of such warrants.

Concurrently with (a) the execution of the Amalgamation Agreement on March 3, 2010, the Stone Point Partnerships entered into the Lock-Up Agreement (as defined in Item 6) and (b) the closing under the Amalgamation Agreement, the Stone Point Partnerships entered into the Registration Rights Agreement (as defined in Item 6).  The Stone Point Partnerships did not pay any consideration to the Issuer upon entering into these agreements.

Item 4.    Purpose of Transaction.

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Each of the Stone Point Partnerships acquired the Common Shares beneficially owned by it for investment purposes.  Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Shares or any securities exercisable for or convertible into Common Shares, each Reporting Person may directly or indirectly acquire additional Common Shares or securities exercisable for or convertible into Common Shares or dispose of any or all of its Common Shares or securities exercisable for or convertible into Common Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

On May 12, 2010, immediately following the effective time of the Amalgamation, James D. Carey and Meryl D. Hartzband became members of the board of directors of the Issuer.  In their capacity as directors of the Issuer, each of James D. Carey and Meryl D. Hartzband may from time to time consider plans or proposals relating to: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, materially changing the present capitalization or dividend policy of the Issuer; making other material changes in the Issuer’s business or corporate structure; changing the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Issuer; causing the Issuer’s common stock to no longer be quoted on the Nasdaq Global Select Market; causing the Issuer’s common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or taking any action similar to any of those enumerated above.

In addition, each of the Stone Point Partnerships, solely in its capacity as a shareholder of the Issuer, each of Trident GP and Trident PF GP on behalf of the Stone Point Partnerships as their direct general partners, and Stone Point on behalf of the Stone Point Partnerships as their manager, may engage in communications with one or more other shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)−(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule (other than James D. Carey and Meryl D. Hartzband, in each case in their respective capacities as members of the board of directors of the Issuer as described above) currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)−(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b) The following disclosure assumes that there are 119,660,589 Common Shares outstanding, which was the number of Common Shares that the Issuer disclosed in its Current Report on Form 8-K filed on May 14, 2010 were outstanding as of May 12, 2010 following consummation of the Amalgamation.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident III may be deemed to beneficially own an aggregate of 12,388,369 Common Shares (consisting of the 8,264,544 Common Shares that it holds and the 4,123,825 Common Shares represented by warrants), representing approximately 10.0% of the Common Shares outstanding; (ii) Trident III PF may be deemed to beneficially own an aggregate of 301,153 Common Shares (consisting of the 201,131 Common Shares that it holds and the 100,022 Common Shares represented by warrants), representing approximately 0.2% of the Common Shares outstanding; (iii) in its capacity as sole general partner of Trident III, Trident GP may be deemed to beneficially own an aggregate of 12,388,369 Common Shares (consisting of the 8,264,544 Common Shares that it holds and the 4,123,825 Common Shares represented by warrants), representing approximately 10.0% of the Common Shares outstanding; (iv) in its capacity as sole general partner of Trident III PF, Trident PF GP may be deemed to beneficially own an aggregate of 301,153 Common Shares (consisting of the 201,131 Common Shares that it holds and the 100,022 Common Shares represented by warrants), representing approximately 0.2% of the Common Shares outstanding; and (v) in its capacity as the manager of Trident III and Trident III PF, Stone Point may be deemed to beneficially own an aggregate of 12,689,522 Common Shares (consisting of the 8,465,675 Common Shares that it holds and the 4,223,847 Common Shares represented by warrants), representing approximately 10.2% of the Common Shares outstanding.

In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise sole voting rights with respect to the aggregate of 12,689,522 Common Shares that are held by Trident III and Trident III PF, but does not have any power with respect to disposition of such Common Shares.

The investment decisions of Trident GP are made by the Investment Committee of Trident GP or by a majority of the general partners of Trident GP named in Item 2 of this Schedule.  Each of the members of the Investment Committee and the general partners of Trident GP disclaims beneficial ownership of the Common Shares that Trident GP may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

The investment decisions of Trident PF GP are made by the directors of Trident PF GP named in Item 2 of this Schedule.  Each of the directors of Trident PF GP disclaims beneficial ownership of the Common Shares that Trident PF GP may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

The investment decisions of Stone Point are made by the members of Stone Point named in Item 2 of this Schedule.  Each of the members of Stone Point, including James D. Carey and Meryl D. Hartzband, disclaims beneficial ownership of the Common Shares that Stone Point may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

Each Common Share entitles its holder to one vote on each matter that is voted upon by poll at a general meeting of the Issuer, subject to certain provisions of the Issuer’s bye-laws that reduce the total voting power of any U.S. shareholder owning, directly or indirectly, beneficially or otherwise, as described in the Issuer’s bye-laws, 9.5% or more of the Common Shares to less than 9.5% of the total voting power of Common Shares.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference thereto.

Lock-Up Agreements

In connection with the execution of the Amalgamation Agreement, on March 3, 2010, Max entered into a lock-up agreement with each of the Stone Point Partnerships (each, a “Lock-Up Agreement”) with respect to the Harbor Point Common Shares held by each of the Stone Point Partnerships as of March 3, 2010.

Pursuant to the terms of the Lock-Up Agreements, following the effective time of the Amalgamation until November 8, 2010, the Stone Point Partnerships will not offer or agree to, directly or indirectly, (1) sell (including any short sale), transfer, tender, encumber, assign or otherwise dispose of or (2) enter into any contract, option, derivative, swap, hedging or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to, any Common Shares, options or warrants of the Issuer beneficially owned by the Stone Point Partnerships, except in a transaction required under applicable law or with the prior written approval of at least a majority of the members of the board of directors of the Issuer.

Notwithstanding the foregoing, each of the Stone Point Partnerships may transfer securities to its affiliates, so long as such affiliate executes an agreement stating that it is receiving such securities subject to the Lock-Up Agreements.  In addition, the Lock-Up Agreements do not apply to any securities of the Issuer which the Stone Point Partnerships may acquire in transactions other than the Amalgamation.

The foregoing description of the Lock-Up Agreements and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.

Registration Rights Agreement

On May 12, 2010, the Issuer entered into a Registration Rights Agreement with the Stone Point Partnerships, The Chubb Corporation, Moore Global Investments, Ltd., Moore Holdings, L.L.C. and Remington Investment Strategies, L.P. (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, subject to specified exceptions, each of the Stone Point Partnerships has the right, with respect to the Common Shares and other securities of the Issuer held by them (“registrable securities”), to demand that the Issuer file a registration statement covering the offering and sale of all or any portion of its registrable securities and use commercially reasonable efforts to effect, as expeditiously as possible, the registration of the registrable securities held by the Stone Point Partnerships.  In addition, each of the Stone Point Partnerships has the right to include its registrable securities in any demand registration requested by another shareholder of the Issuer party to the Registration Rights Agreement.

The Issuer will not be obligated to effect: (1) a demand registration unless the aggregate gross proceeds expected to be received from the sale of the registrable securities requested to be included in such demand registration equals or exceeds $25 million; (2) more than two demand registrations for each of (a) Moore Global Investments, Ltd. and Moore Holdings, L.L.C. and their affiliates, (b) the Stone Point Partnerships and their affiliates and (c) The Chubb Corporation and its affiliates; or (3) more than one demand registration within any four-month period.

All parties to the Registration Rights Agreement have unlimited piggyback registration rights.  Under these provisions, if the Issuer registers any securities (other than a registration on Form S-4 or Form S-8), whether or not for sale for its own account, each party to the Registration Rights Agreement holding registrable securities will have the right to include their registrable securities of the same class and series as those proposed to be registered in the registration statement, subject to the priority provisions set forth in the Registration Rights Agreement.

To the extent that the Issuer is and continues to be a well-known seasoned issuer (as defined in the Securities Act), the Issuer will make its existing registration statement on Form S-3 available for the resale of registrable securities pursuant to Rule 415 of the Securities Act (the “existing shelf registration statement”) until the earlier of (1) the date on which the existing shelf registration statement expires and (2) the date on which the Issuer replaces such existing shelf registration statement with a new automatic shelf registration statement, subject to the obligations of any shareholder pursuant to any lock-up agreement with the Issuer.  The Issuer shall be required to use commercially reasonable efforts to file a new shelf registration statement on or before the expiration of the existing shelf registration statement and to maintain the effectiveness of such shelf registration statement.  If the Issuer has registered registrable securities on a shelf registration statement on Form S-3 (or any successor form), a party to the Registration Rights Agreement may notify the Issuer that it desires to effect an offering of common shares of the Issuer pursuant to the shelf registration statement.  The Issuer will use its commercially reasonable efforts to effect such offering, but will not be obligated to do so unless the aggregate gross proceeds expected to be received from the sale of the registrable securities in such offering equals or exceeds $25 million (which requirement may be waived) or such lesser amount as constitutes all registrable securities held by the requesting shareholders; provided, that the Issuer will not be obligated to participate in a road show unless the aggregate gross proceeds expected to be received by the requesting shareholders are at least $75 million.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and the terms of which are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of May 17, 2010, by and among the Reporting Persons.

Exhibit 2
Form of Lock-Up Agreement, dated March 3, 2010 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Max Capital Group Ltd. with the Securities and Exchange Commission on March 4, 2010).

Exhibit 3
Registration Rights Agreement, dated as of May 12, 2010, among Alterra Capital Holdings Limited, Moore Global Investments, Ltd., Moore Holdings, L.L.C., Remington Investment Strategies, L.P., The Chubb Corporation, Trident III Professionals Fund, L.P. and Trident III, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Max Capital Group Ltd. with the Securities and Exchange Commission on May 14, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2010.

TRIDENT III, L.P.

By:	Stone Point Capital LLC, as manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Principal

TRIDENT III PROFESSIONALS FUND, L.P.

By:	Stone Point Capital LLC, as manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Principal

TRIDENT CAPITAL III, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Sole Member

STONE POINT GP LTD.

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Director

STONE POINT CAPITAL LLC

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Principal

Schedule I

Members of Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), each general partner of Trident Capital III, L.P. (“Trident GP”), each member of the Investment Committee of Trident GP and each director of Stone Point GP Ltd. (“Trident PF GP”).  Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, Connecticut 06830.

Name and Office	Principal Occupation
Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point
Stephen Friedman Chairman, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP	Private Equity Investor, Stone Point
Meryl D. Hartzband* Chief Investment Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point
James D. Carey* Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point
David J. Wermuth Senior Principal and General Counsel, Stone Point Director, Trident PF GP	Private Equity Investor, Stone Point
Nicholas D. Zerbib Senior Principal, Stone Point	Private Equity Investor, Stone Point
*           Also a member of the board of directors of the Issuer